1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description

99.01	Press release on 2020/07/30:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Second Quarter of 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Second Quarter of 2020

TAIPEI, Taiwan, R.O.C. July 30, 2020 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the second quarter of 2020. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Second Quarter 2020 Financial Highlights

-	Total revenue decreased by 4.6% to NT$ 47.81 billion.
-	Mobile communications revenue decreased by 7.8% to NT$ 21.10 billion.
-	Internet revenue increased by 1.0% to NT$ 7.43 billion.
-	Domestic fixed communications revenue decreased by 1.2% to NT$ 15.69 billion.
-	International fixed communications revenue decreased by 28.6% to NT$ 2.18 billion.
-	Total operating costs and expenses decreased by 6.6% to NT$ 37.19 billion.
-	Net income attributable to stockholders of the parent remain flat at NT$ 8.57 billion.
-	Basic earnings per share (EPS) was NT$1.10.

Mr. Chi-Mau Shieh, Chairman and CEO of Chunghwa Telecom, stated, “With the disruptions from the COVID-19 pandemic persisting, the health and safety of our employees and their families, as well as our customers and business partners, have been and will continue to be our top priority.”

“Despite the circumstances, we continued to develop our business, and we are pleased that we were able to launch our 5G service on June 30, 2020. We believe this new service will drive our business to a new level and will allow us to provide more value-added services to both individual customers and enterprise customers. We are optimistic about 5G’s future growth and aim to acquire more than one million subscribers over the next year. Furthermore, during the quarter, our core businesses continued to generate solid results. In our fixed broadband business, for example, the number of subscriptions for 300 Mbps services increased 81.4% year over year, and Home Wi-Fi subscriptions increased 120% year over year. In addition, our MOD business remained a market leader with the largest subscriber base in Taiwan.”

“While we continue to closely monitor market conditions, we believe we are well positioned to navigate through the pandemic and macro headwinds. With our strong balance sheet and leading market position in Taiwan, we are fully confident in our ability to deliver sustainable value for our shareholders,” Mr. Shieh concluded.

Revenue

Chunghwa Telecom’s total revenues for the second quarter of 2020 decreased by 4.6% to NT$ 47.81 billion.

Mobile communications revenue for the second quarter of 2020 decreased by 7.8% to NT$ 21.10 billion. This was mainly due to the decrease in handset sales revenue and the decrease in mobile service revenue resulted from market competition, VoIP substitution, as well as the impact of COVID-19 on roaming revenue.

Internet business revenue for the second quarter of 2020 increased by 1.0% to NT$ 7.43 billion.

Domestic fixed revenue for the second quarter of 2020 decreased by 1.2% year over year to NT$ 15.69 billion, mainly due to the decrease of local and DLD service revenue primarily driven by the increased mobile and VoIP substitution.

International fixed communications revenue decreased by 28.6% to NT$ 2.18 billion.

Operating Costs and Expenses

Total operating costs and expenses for the second quarter of 2020 decreased by 6.6% year over year to NT$ 37.19 billion, mainly due to lower interconnection costs and cost of goods sold.

Operating Income and Net Income

Income from operations for the second quarter of 2020 increased by 3.0% to NT$ 10.61 billion. The operating margin was 22.2%, as compared to 20.6% in the same period of 2019. Net income attributable to stockholders of the parent remained flat at NT$ 8.57 billion. Basic earnings per share was NT$1.10.

Cash Flow and EBITDA

Cash flow from operating activities for the second quarter of 2020 decreased by 17.5% year over year to NT$ 13.17 billion, mainly due to the increase in accounts receivable.

Cash and cash equivalents, as of June 30th, 2020, decreased by 47.6% to NT$ 19.17 billion as compared to that as of June 30th, 2019. The decrease was mainly attributable to the payment of concession fees for the 5G frequency spectrum auction, which was partially offset by the increase in short-term bills payable.

EBITDA for the second quarter of 2020 increased by 1.4% to NT$ 19.37 billion. EBITDA margin was 40.52%, as compared to 38.13% in the same period of 2019.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of June 30th, 2020, the number of FTTx subscribers reached 3.62 million, accounting for 82.8% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 11.5% year over year, reaching 1.67 million.

HiNet broadband subscribers decreased by 1.6% year over year to 3.60 million as of June 30th, 2020.

Mobile

As of June 30th, 2020, Chunghwa Telecom had 11.09 million mobile subscribers, representing a 4.6% year-over-year increase.

Fixed line

As of June 30th, 2020, the Company maintained its leading position in the fixed-line market, with a total of 10.03 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

n	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
n

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw